Exhibit 3.1

Amendment to Bylaws of USA Technologies, Inc.

Section 4.03(a) of the bylaws is hereby deleted and the following new Section 4.03(a) substituted in its place:

(a)          Number.--The board of directors shall consist of not less than five members, nor more than eleven members, with the exact number within said limits to be fixed from time to time solely by resolution of the board of directors.